UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 16)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
         c/o Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  62888Q109

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Carole Salkind
-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   /  /
                                                            (b)   /  /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                 /  /
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------------------
NUMBER OF           7.  SOLE VOTING POWER
 SHARES                    112,631,719 (a) (b) (c) (d) (e)
BENEFICIALLY        8.  SHARED VOTING POWER
 OWNED BY                    -0-
   EACH             9.  SOLE DISPOSITIVE POWER
REPORTING                     112,631,719 (a) (b) (c) (d) (e)
PERSON WITH        10.   SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,631,719 (a) (b) (c) (d) (e)
------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /  /
------------------------------------------------------------------------
12.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnotes

(a) Assumes the conversion in full of a NCT Group, Inc. ("NCT" or the "Issuer") secured convertible note in the principal amount of $1,000,000 (the "Note") held by the Reporting Person along with accrued interest. The Note is convertible into NCT common stock at any time from issuance (March 27, 2000) until maturity at a conversion price equal to the lesser of (i) $0.172, the lowest closing bid price for the common stock on the NASD OTC Bulletin Board during September 1999,
(ii) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Issuer, or (iii) $0.17, but in no event may such conversion price be less than $0.12 per share. The Note bears interest at the prime rate. The above calculations are based on an assumption that a conversion notice was delivered on December 28, 2001. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on December 27, 2001 was $0.0784. Therefore, the conversion was assumed to be at $0.12 as provided above. Interest was calculated at an assumed rate of 7.5% per annum from issuance through December 28, 2001. To date, the Reporting Person has not converted any of this Note.

(b) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $1,673,393.07 (the "Second Note") held by the Reporting Person along with accrued interest. On August 22, 2001, NCT and the Reporting Person agreed to roll over four NCT secured convertible notes dated June 4, 1999, June 11, 1999, July 2, 1999 and July 23, 1999, respectively, aggregating $1,250,000 in rolled-over principal amount plus interest and default interest accrued thereunder into the Second Note. The Second Note matured on December 22, 2001 and bore interest at the prime rate until maturity. Upon default, a default amount (10% of the principal in default) became due as a penalty and the interest accrues at the default rate (prime plus 5%). The Second Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock on NCT's subsidiaries (i) Artera Group International Limited ("Artera"), (ii) Distributed Media Corporation International Limited ("DMCI") or (iii) Pro Tech Communications, Inc. ("Pro Tech") at the conversion price or exchange price, as the case may be, as provided in the Second Note at any time from issuance to maturity. The conversion price for the conversion of the Second Note into NCT's common stock is equal to the lesser of (i) the average of the closing bid prices for NCT's common stock, on the NASD OTC Bulletin Board or on the principal securities exchange or other securities market on which NCT's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the Reporting Person to the Issuer or (ii) $0.093, but in no event may the conversion price be less than $0.093 per share. The exchange price for exchange of the Second Note for shares of Pro Tech common stock is $0.14 per share. The exchange price for the exchange of the Second Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The conversion price and each of the respective exchange prices are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based on an assumption that a conversion notice was delivered to the Issuer on December 28, 2001. The average of the closing bid prices for NCT's common stock for the five consecutive trading days ending on December 27, 2001 was $0.0784. Therefore, the conversion was assumed to be at $0.093. Interest was calculated at an assumed rate of 5.0% until maturity and after default, at 10% on the principal in default and the default amount (10% of the principal balance in default or $167,339). To date, the Reporting Person has not converted or exchanged any of the Second Note.

(c) Assumes the conversion in full of a NCT secured note in the principal amount of $2,535,468.80 (the "Third Note") as issued to the Reporting Person on September 28, 2001 along with accrued interest. On September 28, 2001, the Issuer and the Reporting Person agreed to roll over a secured convertible note dated May 14, 2001 in the principal amount of $1,361,615, the default amount (10% of the principal balance in default or $136,161), plus interest and default interest accrued thereunder, into the Third Note. The Third Note matures on September 28, 2002 and bears interest at the prime rate plus 2%. The Third Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, as provided in the Third Note at any time from issuance to maturity. The conversion price for the conversion of the Third Note into NCT common stock is equal to the lesser of (i) the average of the closing bid prices for the Issuer's common stock, on the NASD OTC Bulletin Board or on the principal securities exchange or other securities market on which NCT's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the Reporting Person to the Issuer or (ii) $0.093, but in no event may the conversion be less than $0.093 per share. The exchange price for exchange of the Third Note for shares of Pro Tech common stock is $0.14 per share. The exchange price for the exchange of the Third Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The conversion price and each of the respective exchange prices are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on December 28, 2001. The average of the closing bid prices for NCT's common stock for the five consecutive trading days ending on December 27, 2001 was $0.0784. Therefore, the conversion was assumed to be at $0.093. Interest was calculated at an assumed rate of 7.0% from the issuance date through December 28, 2001. To date, the Reporting Person has not converted or exchanged any of the Third Note.

(d) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $2,014,269.55 (the "Fourth Note") as issued to the Reporting Person on December 21, 2001. The Fourth Note includes $1.0 million new funding from the Reporting Person and the rollover of two secured convertible notes dated August 25, 1999 and September 9, 1999, in principal amounts of $500,000 and $250,000, respectively, the default amount aggregating $75,000, plus interest and default interest accrued thereunder. The Fourth Note matures on December 21, 2002 and bears interest at 8% per annum. The Fourth Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of NCT's subsidiaries (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, as provided in the Fourth Note at any time from issuance to maturity. The conversion price for the conversion of the Fourth Note into NCT's common stock is equal to the lesser of (i) the average of the closing bid prices for NCT's common stock, on the NASD OTC Bulletin Board or on the principal securities exchange or other securities market on which NCT's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the Reporting Person to the Issuer or (ii) $0.071, but in no event may the conversion be less than $0.071 per share. The exchange price for exchange of the Fourth Note for shares of Pro Tech common stock is $0.06 per share. The exchange price for the exchange of the Fourth Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The conversion price and each of the respective exchange prices are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based on an assumption that a conversion notice was delivered to NCT on December 28, 2001. The average of the closing bid prices for NCT's common stock for the five consecutive trading days ending on December 27, 2001 was $0.0784. Therefore, the conversion was assumed to be at $0.071. Interest was calculated at 8% from issuance until December 28, 2001. To date, the Reporting Person has not converted or exchanged any of the Fourth Note.

(e) Assumes the exercise in full of the following five warrants granted to the Reporting Person:

     Grant Date    Expiration Date   Exercise Price   Shares Granted
        2/13/01            2/13/06           $0.071        7,042,254
        5/14/01            5/14/06           $0.071          500,000
        8/22/01            8/22/06           $0.071          625,000
        9/28/01            9/28/06           $0.071        1,000,000
       12/20/01           12/20/06           $0.071        1,250,000

The warrant issued on February 13, 2001 grants the Reporting Person the right to purchase $500,000 worth of either NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.21 per share effective December 20,
2001) or the common stock of Pro Tech at $0.06 per share (after amending such warrant exercise price from $0.44 per share effective December 20, 2001). The warrant issued on May 14, 2001 grants the Reporting Person the right to purchase 500,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.13 per share effective December 20, 2001). The warrant issued on August 22, 2001 grants the Reporting Person the right to purchase 625,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.093 per share effective December 20, 2001). The warrant issued on September 28, 2001 grants the Reporting Person the right to purchase 1,000,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.115 per share effective December 20, 2001). The warrant issued on December 20, 2001 grants the Reporting Person the right to purchase 1,250,000 shares of NCT's common stock at $0.071 per share. The above calculations are based upon an assumption that warrant exercise notices were delivered by the Reporting Person on December 28, 2001 exercising such warrants into shares of NCT's common stock.

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share, of the following issuer:

      NCT Group, Inc.
      20 Ketchum Street
      Westport, CT  06880.

      NCT is a Delaware corporation.

Item 2. Identity and Background.

(a)   Name of person filing this statement:

            The name of the person filing this report is Carole Salkind (the "Reporting Person").

(b)   Business address:

            c/o Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross One Riverfront Plaza
            Newark, New Jersey  07102.

(c)   Present principal occupation:

            Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   Citizenship:

            United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased or acquired: (1) the notes convertible into NCT's common stock described in footnotes (a), (b), (c) and (d) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote (e) above in five private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the OTC Bulletin Board; (5) 9,542,143 shares of NCT's common stock in four private transactions with NCT under Section 4(2) of the Securities Act, each placed through the NASDAQ National Market System;
(6) 1,000,000 shares of NCT's common stock acquired in a private placement under Regulation D under the Securities Act and (7) 790,000 shares of NCT's common stock purchased in eight open market transactions on December 26, 27 and 28, 2001 at an aggrgate price of $61,462.25 reflecting an average per share price of $0.0778. In each of these transactions, excluding the grant of warrants and the rollover of convertible notes in default, Carole Salkind paid cash from personal funds.

Item 4. Purpose of Transaction.

      As noted in the Schedule 13D, Amendment No. 15, filed on December 21, 2001, the Reporting Person had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. As of the date of this filing, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 112,631,719 shares of NCT common stock, representing approximately 27.3% of the 412,375,987 shares of NCT's common stock issued and outstanding, as reported as outstanding in NCT's Form 10-Q for the quarter ended September 30, 2001.

(b) The Reporting Person has sole voting and disposition power of all of such shares. See footnotes (a) through (e) above.

(c)   The Reporting Person has purchased NCT common stock as follows:

    Number          Trade        Settlement
   of Shares         Date           Date          Price       Net Amount
   ---------         ----           ----          -----       ----------
   100,000         12/26/01       12/31/01       $ 0.076        $ 7,794.50
   100,000         12/26/01       12/31/01         0.076          7,790.00
   100,000         12/26/01       12/31/01         0.077          7,892.50
   100,000         12/26/01       12/31/01         0.076          7,790.00
   200,000         12/26/01      12//31/01         0.076         15,580.00
   100,000         12/27/01        1/2/02          0.075          7,692.00
    50,000         12/28/01        1/3/02          0.075          3,847.25
    40,000         12/28/01        1/3/02          0.075          3,076.00
----------------                                             --------------
   790,000                                                      $61,462.25
================                                             ==============

/
      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship
        With Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2001



                                          /s/ CAROLE SALKIND
                                          Name: Carole Salkind